FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of June 2018

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated: June 27, 2018

Press Release

Eltek Names Eli Yaffe as Chief Executive Officer

PETACH-TIKVA, Israel, June 27, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that its Board of Directors has named Eli Yaffe as its Chief Executive Officer, effective July 1st, 2018. Mr. Yaffe will succeed Mr. Yitzhak Nissan, our Controlling Shareholder, who will continue to serve as the Chairman of our Board of Directors.

Eli Yaffe, 63, served as the CEO of Carmel Forge Ltd. (Aerospace), and prior thereto he served as the CEO of Urdan Industries Ltd. (Defense). In previous roles, Mr. Yaffe served as VP of Business Development & Strategic Planning, responsible for strategy, M&A, and business development at Ormat Industries Ltd., including a number of years in the U.S. Mr. Yaffe holds a B.Sc. degree (with distinction) from the Technion- Israel Institute of Technology, M.Sc. degree in Mechanical Engineering from Tel Aviv University and an MBA degree (with distinction) in Finance & Marketing from Bar Ilan University.

Mr. Yitzhak Nissan, Chairman of the Board, commented: "We are delighted to bring Mr. Yaffe on board. Mr. Yaffe has a proven track record of excelling in CEO positions in defense and aerospace industries. I am confident that Mr. Yaffe will be an asset for Eltek going forward and extend a warm welcome to him."

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023